UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Quiksilver, Inc.

(Name of issuer)

Common Stock

(Title of Class of Securities)

74838C106

(CUSIP Number)

M. Allison Steiner

Rhône Capital III L.P.

630 Fifth Avenue, 27th Floor

New York, New York 10111

(212) 218-6700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to:

Richard A. Pollack

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004-2498

Telephone: (212) 558-4000

June 14, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74838C106
1	Name of reporting person Romolo Holdings C.V.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Netherlands
Number of shares beneficially owned by each reporting person with	7	Sole voting power — 0 —
	8	Shared voting power 1,608,330
	9	Sole dispositive power — 0 —
	10	Shared dispositive power 1,608,330
11	Aggregate amount beneficially owned by each reporting person 1,608,330
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 1.20%[1]
14	Type of reporting person (see instructions) OO

[1]

This calculation is based on 132,596,464 shares of common stock of Quiksilver, Inc. (“Common Stock”) outstanding as of June 4, 2010 as reported in its quarterly report on Form 10-Q for the quarterly period ended April 30, 2010, warrants covering 1,601,774 shares of Common Stock, 2,497 shares of Common Stock in the form of restricted stock awards and options to acquire 4,059 shares of Common Stock.

CUSIP No. 74838C106
1	Name of reporting person Triton SPV L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power — 0 —
	8	Shared voting power 3,216,994
	9	Sole dispositive power — 0 —
	10	Shared dispositive power 3,216,994
11	Aggregate amount beneficially owned by each reporting person 3,216,994
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 2.37%[2]
14	Type of reporting person (see instructions) PN

[2]

This calculation is based on 132,596,464 shares of common stock of Quiksilver, Inc. (“Common Stock”) outstanding as of June 4, 2010 as reported in its quarterly report on Form 10-Q for the quarterly period ended April 30, 2010, warrants covering 3,203,881 shares of Common Stock, 4,996 shares of Common Stock in the form of restricted stock awards and options to acquire 8,117 shares of Common Stock.

CUSIP No. 74838C106
1	Name of reporting person Triton Onshore SPV L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power — 0 —
	8	Shared voting power 10,385,858
	9	Sole dispositive power — 0 —
	10	Shared dispositive power 10,385,858
11	Aggregate amount beneficially owned by each reporting person 10,385,858
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 7.26%[3]
14	Type of reporting person (see instructions) PN

[3]

This calculation is based on 132,596,464 shares of common stock of Quiksilver, Inc. (“Common Stock”) outstanding as of June 4, 2010 as reported in its quarterly report on Form 10-Q for the quarterly period ended April 30, 2010, warrants covering 10,242,522 shares of Common Stock, 16,128 shares of Common Stock in the form of restricted stock awards and options to acquire 26,208 shares of Common Stock.

CUSIP No. 74838C106
1	Name of reporting person Triton Offshore SPV L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power — 0 —
	8	Shared voting power 8,656,049
	9	Sole dispositive power — 0 —
	10	Shared dispositive power 8,656,049
11	Aggregate amount beneficially owned by each reporting person 8,656,049
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 6.13%[4]
14	Type of reporting person (see instructions) PN

[4]

This calculation is based on 132,596,464 shares of common stock of Quiksilver, Inc. (“Common Stock”) outstanding as of June 4, 2010 as reported in its quarterly report on Form 10-Q for the quarterly period ended April 30, 2010, warrants covering 8,620,765 shares of Common Stock, 13,442 shares of Common Stock in the form of restricted stock awards and options to acquire 21,842 shares of Common Stock.

CUSIP No. 74838C106
1	Name of reporting person Triton Coinvestment SPV L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power — 0 —
	8	Shared voting power 1,891,600
	9	Sole dispositive power — 0 —
	10	Shared dispositive power 1,891,600
11	Aggregate amount beneficially owned by each reporting person 1,891,600
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 1.41%[5]
14	Type of reporting person (see instructions) PN

[5]

This calculation is based on 132,596,464 shares of common stock of Quiksilver, Inc. (“Common Stock”) outstanding as of June 4, 2010 as reported in its quarterly report on Form 10-Q for the quarterly period ended April 30, 2010, warrants covering 1,883,889 shares of Common Stock, 2,937 shares of Common Stock in the form of restricted stock awards and options to acquire 4,774 shares of Common Stock.

CUSIP No. 74838C106
1	Name of reporting person Rea Silvia GP C.V.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Netherlands
Number of shares beneficially owned by each reporting person with	7	Sole voting power — 0 —
	8	Shared voting power 1,608,330
	9	Sole dispositive power — 0 —
	10	Shared dispositive power 1,608,330
11	Aggregate amount beneficially owned by each reporting person 1,608,330
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 1.20%[6]
14	Type of reporting person (see instructions) OO

[6]

This calculation is based on 132,596,464 shares of common stock of Quiksilver, Inc. (“Common Stock”) outstanding as of June 4, 2010 as reported in its quarterly report on Form 10-Q for the quarterly period ended April 30, 2010, warrants covering 1,601,774 shares of Common Stock, 2,497 shares of Common Stock in the form of restricted stock awards and options to acquire 4,059 shares of Common Stock.

CUSIP No. 74838C106
1	Name of reporting person Triton GP SPV LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power — 0 —
	8	Shared voting power 24,150,501
	9	Sole dispositive power — 0 —
	10	Shared dispositive power 24,150,501
11	Aggregate amount beneficially owned by each reporting person 24,150,501
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 15.41%[7]
14	Type of reporting person (see instructions) OO

[7]

This calculation is based on 132,596,464 shares of common stock of Quiksilver, Inc. (“Common Stock”) outstanding as of June 4, 2010 as reported in its quarterly report on Form 10-Q for the quarterly period ended April 30, 2010, warrants covering 24,052,057 shares of Common Stock, 37,503 shares of Common Stock in the form of restricted stock awards and options to acquire 60,941 shares of Common Stock.

CUSIP No. 74838C106
1	Name of reporting person Numitor Governance S.a r.l.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Luxembourg
Number of shares beneficially owned by each reporting person with	7	Sole voting power — 0 —
	8	Shared voting power 1,608,330
	9	Sole dispositive power — 0 —
	10	Shared dispositive power 1,608,330
11	Aggregate amount beneficially owned by each reporting person 1,608,330
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 1.20%[8]
14	Type of reporting person (see instructions) OO

[8]

This calculation is based on 132,596,464 shares of common stock of Quiksilver, Inc. (“Common Stock”) outstanding as of June 4, 2010 as reported in its quarterly report on Form 10-Q for the quarterly period ended April 30, 2010, warrants covering 1,601,774 shares of Common Stock, 2,497 shares of Common Stock in the form of restricted stock awards and options to acquire 4,059 shares of Common Stock.

CUSIP No. 74838C106
1	Name of reporting person Rhône Capital III L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power — 0 —
	8	Shared voting power 24,150,501
	9	Sole dispositive power — 0 —
	10	Shared dispositive power 24,150,501
11	Aggregate amount beneficially owned by each reporting person 24,150,501
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 15.41%[9]
14	Type of reporting person (see instructions) PN

[9]

This calculation is based on 132,596,464 shares of common stock of Quiksilver, Inc. (“Common Stock”) outstanding as of June 4, 2010 as reported in its quarterly report on Form 10-Q for the quarterly period ended April 30, 2010, warrants covering 24,052,057 shares of Common Stock, 37,503 shares of Common Stock in the form of restricted stock awards and options to acquire 60,941 shares of Common Stock.

CUSIP No. 74838C106
1	Name of reporting person Rhône Holdings III L.L.C.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power — 0 —
	8	Shared voting power 24,150,501
	9	Sole dispositive power — 0 —
	10	Shared dispositive power 24,150,501
11	Aggregate amount beneficially owned by each reporting person 24,150,501
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 15.41%[10]
14	Type of reporting person (see instructions) OO

[10]

This calculation is based on 132,596,464 shares of common stock of Quiksilver, Inc. (“Common Stock”) outstanding as of June 4, 2010 as reported in its quarterly report on Form 10-Q for the quarterly period ended April 30, 2010, warrants covering 24,052,057 shares of Common Stock, 37,503 shares of Common Stock in the form of restricted stock awards and options to acquire 60,941 shares of Common Stock.

CUSIP No. 74838C106
1	Name of reporting person Rhône Capital L.L.C.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power — 0 —
	8	Shared voting power 24,150,501
	9	Sole dispositive power — 0 —
	10	Shared dispositive power 24,150,501
11	Aggregate amount beneficially owned by each reporting person 24,150,501
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 15.41%[11]
14	Type of reporting person (see instructions) OO

[11]

This calculation is based on 132,596,464 shares of common stock of Quiksilver, Inc. (“Common Stock”) outstanding as of June 4, 2010 as reported in its quarterly report on Form 10-Q for the quarterly period ended April 30, 2010, warrants covering 24,052,057 shares of Common Stock, 37,503 shares of Common Stock in the form of restricted stock awards and options to acquire 60,941 shares of Common Stock.

CUSIP No. 74838C106
1	Name of reporting person Rhône Group L.L.C.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power — 0 —
	8	Shared voting power 1,608,330
	9	Sole dispositive power — 0 —
	10	Shared dispositive power 1,608,330
11	Aggregate amount beneficially owned by each reporting person 1,608,330
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 1.20%[12]
14	Type of reporting person (see instructions) OO

[12]

This calculation is based on 132,596,464 shares of common stock of Quiksilver, Inc. (“Common Stock”) outstanding as of June 4, 2010 as reported in its quarterly report on Form 10-Q for the quarterly period ended April 30, 2010, warrants covering 1,601,774 shares of Common Stock, 2,497 shares of Common Stock in the form of restricted stock awards and options to acquire 4,059 shares of Common Stock.

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the statement on Schedule 13D filed on August 10, 2009 (the “Original Schedule 13D” and, together with this Amendment No. 1, the “Schedule 13D”), by (i) Romolo Holdings C.V., a Dutch commanditaire vennootschap; Triton SPV L.P., a Delaware limited partnership; Triton Onshore SPV L.P., a Delaware limited partnership; Triton Offshore SPV L.P., a Delaware limited partnership; and Triton Coinvestment SPV L.P., a Delaware limited partnership (together, the “Lenders”), (ii) Rea Silvia GP C.V., a Dutch commanditaire vennootschap, (iii) Triton GP SPV LLC, a Delaware limited liability company, (iv) Numitor Governance S.a r.l., a Luxembourg sociéte à responsabilité limitée, (v) Rhône Capital III L.P., a Delaware limited partnership, (vi) Rhône Holdings III L.L.C., a Delaware limited liability company, (vii) Rhône Capital L.L.C., a Delaware limited liability company, and (vii) Rhône Group L.L.C. (“Rhône Group”), a Delaware limited liability company (collectively, the “Reporting Persons”). Unless otherwise defined herein, capitalized terms used herein shall have such defined meanings as previously used in the Original Schedule 13D filed by the Reporting Persons.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended by adding the following paragraph after the third paragraph thereof:

“The response to Item 4 is hereby incorporated by reference. As set forth in Item 4, pursuant to the Exchange Letter Agreement (as defined in Item 4) and subject to the execution of definitive documentation and the satisfaction of certain customary closing conditions, Rhône Group and the Lenders have agreed to exchange a portion of the principal amount outstanding under the Rhône Term Facilities (as defined in Item 4) for shares of common stock, par value $0.01 per share (the “Common Stock”), of Quiksilver, Inc. (the “Company”).”

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended by adding at the end thereof the following paragraphs:

“On June 14, 2010, the Company and its subsidiaries Quiksilver Americas, Inc. (“Quiksilver Americas”) and Mountain & Wave S.À R.L. (“Quiksilver Europe” and, together with Quiksilver Americas, the “Borrowers”), entered into a binding letter agreement (the “Exchange Letter Agreement”) with Rhône Group and the Lenders. Rhône Group is the administrative agent under the Credit Agreement, dated July 31, 2009, among the Company, Quiksilver Americas, Rhône Group, and the Lenders (the “U.S. Term Facility”), and the Credit Agreement, dated July 31, 2009, among the Company, Quiksilver Europe, Rhône Group and the Lenders (the “European Term Facility” and, together with the U.S. Term Facility, the “Rhône Term Facilities”).

Pursuant to the Exchange Letter Agreement, the Company, the Borrowers, Rhône Group and the Lenders have agreed to exchange $75 million of the outstanding principal balance under the Rhône Term Facilities (the “First Exchange”) for an aggregate of 16,666,667 shares of the Common Stock, at a price for the purposes of the exchange of $4.50 per share. In addition, under the Exchange Letter Agreement, the Borrowers have an option, exercisable for a period of 60 days from the date of the definitive agreement (the “Exchange Agreement”) regarding the Exchanges (as defined below), to require the Lenders to exchange all or a portion of the remaining balance under the Rhône Term Facilities for additional Common Stock at the same price per share (the “Standby Exchange”, and, together with the First Exchange, the “Exchanges”), provided that the number of shares of Common Stock issuable pursuant to the Standby Exchange will not equal or exceed the number of shares of Common Stock that would result in a change of control under the Company’s debt agreements. As set forth in the press release issued by the Company on June 14, 2010 announcing the Company’s entry into the Exchange Letter Agreement, and assuming the accuracy of the statements made therein, the abovementioned limitations on the Standby Exchange would allow the Company to exchange approximately up to an additional $65 million of the remaining principal amount of the Rhône Term Facilities. In the event the Borrowers elect to exchange $65 million of the outstanding principal amount of the Rhône Term Facilities pursuant to the Standby Exchange, then this would result in the issuance by the Company to the Lenders of an additional 14,444,444 additional shares of Common Stock in the aggregate. Upon the closing of each of the First Exchange and the Standby Exchange, the Company will pay to Rhône Group, as agent of the Lenders, an exchange fee equal to 4.75% of the principal amount subject to such Exchange.

In addition, the Exchange Letter Agreement provides that the Company, Rhône Group and the Lenders will enter into a stockholders agreement (the “Stockholders Agreement”) at the closing of the First Exchange, pursuant to which, among other things, Rhône Group and its affiliates would be subject to certain transfer and standstill restrictions, including a restriction on their ability to effect or seek to effect, or announce any intention to effect, any “solicitation” of “proxies” (as such terms are used in the proxy rules of the Securities and Exchange Commission) or written consents with respect to any voting securities of the Company, in each case, in order to elect directors to the board of directors of the Company (the “Board”) (other than any solicitation of proxies to elect any director that Rhône Group, the Lenders or their affiliates are entitled to designate, but who have not been nominated by the Board and/or elected by the stockholders of the Company).

Upon execution of the Stockholders Agreement, Rhône Group and the Lenders will be entitled to certain customary information rights, preemptive rights and registration rights similar to those set forth in the Warrant and Registration Rights Agreement, dated July 31, 2009, by and among the Company, Rhône Capital III L.P. and the Lenders (the “Warrant Agreement”), provided that Rhône Group and the Lenders will receive at least two and up to four “Demand Registrations” (as defined in the Warrant Agreement) in addition to those already provided for in the Warrant Agreement.

Under the Stockholders Agreement, the Lenders will be entitled to designate two directors to the Board; provided, however, that if the Lenders sell one-third or more of the Common Stock they received in the Exchanges to any persons other than affiliates, then they will only be entitled to designate one director pursuant to the Stockholders Agreement, and if the Lenders sell two-thirds or more of the Common Stock they received in the Exchanges to any persons other than affiliates, then their right to designate directors pursuant to the Stockholders Agreement shall terminate; provided further, however, that for so long as any directors designated pursuant to the existing Warrant Agreement serve on the Board, then such directors shall be counted as directors designated by the Lenders for purposes of the Stockholders Agreement.

The Exchanges are subject to customary closing conditions, including (i) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder; and (ii) the approval of the Company’s stockholders required by Section 312.03 of the New York Stock Exchange Listed Company Manual. If these conditions are not satisfied, then the transactions contemplated by the Exchange Letter Agreement will not occur. In the event the Exchanges do not occur as a result of (i) the failure to obtain any required stockholder approval, (ii) the Board’s having changed its recommendation to the stockholders with respect to the Exchanges, or (iii) a material breach by the Company of its obligations under the Exchange Agreement, Rhône Group, as agent for the Lenders, would be entitled to receive a termination fee of $10 million, provided, however, that in the case of (i), such fee would only be payable if the Company prepays any portion of the outstanding principal amount of the Rhône Term Facilities within six months from the date of such failure to obtain stockholder approval.

The foregoing summary of the Exchange Letter Agreement is not complete and is qualified in its entirety by reference to the agreement attached as an Exhibit in Item 7 hereto, and such agreement is hereby incorporated by reference in its entirety.”

Item 5.	Interest in securities of the issuer

Item 5 of the Original Schedule 13D is hereby amended by:

i.	adding the following paragraph after the second paragraph thereof:

“On March 26, 2010, pursuant to the Company’s 2000 Stock Incentive Plan, each Rhône Director was granted both an option to purchase 25,000 shares of Common Stock, and restricted stock award of 15,000 shares of Common Stock. Each Rhône Director’s respective stock award vests in three equal annual installments. Each Rhône Director’s respective stock option is immediately exercisable with an exercise price of $4.58. Each Rhône Director is a managing director of Rhône Group and has an understanding with Rhône Group and Triton GP SPV LLC pursuant to which he holds his respective reported securities for the benefit of the Lenders.”, and

ii.	deleting the last paragraph and replacing it in its entirety as follows:

“Except as set forth in this Schedule 13D, as amended by Amendment No. 1, no transactions in the Shares were effected by the Reporting Persons during the past sixty days.”

Item 6.	Contracts, Arrangements, Understandings, or Relationships with Respect to the Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended by adding at the end thereof the following paragraph:

“(d) On June 14, 2010, Rhône Group, the Lenders, the Borrowers and the Company entered into the Exchange Letter Agreement, which is summarized in Item 4 above, is filed as Exhibit E hereto and is incorporated herein by reference.”

Item 7.	Material to be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended by adding the following exhibit at the end thereof:

“Exhibit E	Exchange Letter Agreement, dated June 14, 2010, by and among Quiksilver, Inc., Quiksilver Americas, Inc., Mountain & Wave S.À R.L., Rhône Group LLC, Romolo Holdings C.V., Triton SPV L.P., Triton Onshore SPV L.P., Triton Offshore SPV L.P., and Triton Coinvestment SPV L.P. (incorporated by reference to Exhibit 10.1 of Quiksilver, Inc.’s Current Report on Form 8-K filed on June 15, 2010).”

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

Date: June 17, 2010	ROMOLO HOLDINGS C.V.

	By:	Rea Silvia GP C.V., its General Partner

	By:	/s/ M. Allison Steiner
		Name:	M. Allison Steiner
		Title:	Authorized Signatory

TRITON SPV L.P.

	By:	Triton GP SPV LLC, its General Partner

	By:	/s/ M. Allison Steiner
		Name:	M. Allison Steiner
		Title:	Authorized Signatory

TRITON ONSHORE SPV L.P.

	By:	Triton GP SPV LLC, its General Partner

	By:	/s/ M. Allison Steiner
		Name:	M. Allison Steiner
		Title:	Authorized Signatory

TRITON OFFSHORE SPV L.P.

	By:	Triton GP SPV LLC, its General Partner

	By:	/s/ M. Allison Steiner
		Name:	M. Allison Steiner
		Title:	Authorized Signatory

TRITON COINVESTMENT SPV L.P.

By:	Triton GP SPV LLC, its General Partner

By:	/s/ M. Allison Steiner
	Name:	M. Allison Steiner
	Title:	Authorized Signatory

REA SILVIA GP C.V.

By:	Numitor Governance S.a r.l., its Managing General Partner

By:	/s/ M. Allison Steiner
	Name:	M. Allison Steiner
	Title:	Authorized Signatory

TRITON GP SPV LLC

By:	Rhône Capital III L.P., its Sole Member

By:	/s/ M. Allison Steiner
	Name:	M. Allison Steiner
	Title:	Authorized Signatory

NUMITOR GOVERNANCE S.A R.L.

By:	Rhône Group L.L.C., its Manager

By:	/s/ M. Allison Steiner
	Name:	M. Allison Steiner
	Title:	Authorized Signatory

RHÔNE CAPITAL III L.P.

By:	Rhône Holdings III L.L.C., its General Partner

By:	/s/ M. Allison Steiner
	Name:	M. Allison Steiner
	Title:	Authorized Signatory

RHÔNE HOLDINGS III L.L.C.,

By:	Rhône Capital L.L.C., its Sole Member

By:	/s/ M. Allison Steiner
	Name:	M. Allison Steiner
	Title:	Authorized Signatory

RHÔNE CAPITAL L.L.C.

By:	/s/ M. Allison Steiner
	Name:	M. Allison Steiner
	Title:	Authorized Signatory

RHÔNE GROUP L.L.C.

By:	/s/ M. Allison Steiner
	Name:	M. Allison Steiner
	Title:	CAO and General Counsel